ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

February 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
5 February 2008 (ASX: Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

05 February 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Drilling ahead 12,532 feet – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

Since the last report the well has been deepened from 12,196 feet to 12,532 feet. A casing string has been successfully cemented at 11,993 feet.

A mudlog show has been recorded at 12,512 feet with gas measuring 5100 units and flouresence observed in cuttings. This zone will require further evaluation with electric logs.

The primary target TD is 14,500 feet.

As reported earlier, 11 feet of gas pay has already been identified in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well. These zones are behind pipe allowing for future completion.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Completion to be made in Alliance 2 Sand – Marceaux #1 (FAR opts in for 10%)

As advised in the December Quarterly Activity Report FAR is participating in a proposal to undertake an uphole completion attempt in the Marceaux-1 well within the secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

Initial preparations have been successful in preparing the well for a workover rig with completion planned for the coming weekend.

FAR has indicated its support for this proposal which will evaluate potential pay before considering a possible sidetrack to recover known oil pay in the Alliance 3 between 12,953 and 12,957 which in earlier tests produced at 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure before sanding up occurred.

In the revised proposal FAR has elected to increase its working interest to 10 percent. The contract operator will be Stokes & Spiehler of Houston Texas.

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au